UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CHESAPEAKE MIDSTREAM PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

16524K 108

(CUSIP Number)

Ms. Jennifer M. Grigsby

Senior Vice President, Treasurer

and Corporate Secretary

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

and

Chesapeake Midstream Holdings, L.L.C.

900 NW 63rd Street

Oklahoma City, Oklahoma 73118

(405) 935-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Mr. Michael S. Telle

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002-2770

Telephone: (713) 221-1327

Fax: (713) 221-2113

June 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 16524K 108

(1)	Name of reporting person Chesapeake Energy Corporation
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 40,142,781 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 40,142,781 (1)
(11)	Aggregate amount beneficially owned by each reporting person 40,142,781 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 27.1%
(14)	Type of reporting person HC; CO

(1)	Includes 6,438,115 subordinated units representing limited partner interests (“Subordinated Units”) in Chesapeake Midstream Partners, L.P. (the “Issuer”), which may be converted into common units representing limited partner interests in the Issuer (“Common Units”) on a one-for-one basis after the expiration of the subordination period (as defined in the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

SCHEDULE 13D

CUSIP No. 16524K 108

(1)	Name of reporting person Chesapeake Midstream Holdings, L.L.C.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 40,142,781 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 40,142,781 (1)
(11)	Aggregate amount beneficially owned by each reporting person 40,142,781 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 27.1%
(14)	Type of reporting person HC; OO (Limited Liability Company)

(1)	Includes 6,438,115 Subordinated Units in the Issuer which may be converted into Common Units on a one-for-one basis after the expiration of the subordination period (as defined in the Partnership Agreement, which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

This Amendment No. 2 (this “Amendment No. 2”) to that certain Schedule 13D filed with the Securities and Exchange Commission on January 9, 2012 (the “Schedule 13D”), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 13, 2012 (“Amendment No. 1”), is filed jointly by Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake”), and Chesapeake Midstream Holdings, L.L.C., a Delaware limited liability company (“CMH”, and, together with Chesapeake, the “Reporting Persons”), and relates to the limited partner interests of Chesapeake Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 to the Schedule 13D is amended to include the following: On June 15, 2012, CMH sold to GIP II Eagle 1 Holding, L.P., a Delaware limited partnership (“GIP II-1”), GIP II Eagle 2 Holding, L.P., a Delaware limited partnership (“GIP II-2”), and GIP II Eagle 3 Holding, L.P., a Delaware limited partnership (together with GIP II-1 and GIP II-2, the “GIP II Funds”), for cash consideration of $1.0 billion, (i) 28,099,946 subordinated units of the Issuer (the “First Closing Subordinated Units”) and (ii) 500 units of Chesapeake Midstream Ventures, L.L.C. (“CMV”), the sole member of Chesapeake Midstream GP, L.L.C., a Delaware limited liability company and the general partner of the Issuer (such limited liability company, the “General Partner” and such units, the “CMV Units” and together with the First Closing Subordinated Units, the “First Purchase Agreement Subject Interests”) pursuant to a Purchase Agreement dated as of June 7, 2012 (the “First Purchase Agreement” and such transaction being the “First Transaction”) among CMH and the GIP II Funds.

In connection with the closing of the First Transaction, on June 15, 2012, Chesapeake’s two designees resigned from the board of managers of CMV effective immediately, and one of Chesapeake’s two designees resigned from the Board of Directors of the General Partner (the “GP Board”) effective immediately.

In connection with the closing of the First Transaction, CMH, CMV, GIP-A Holding (CHK), L.P., a Delaware limited partnership, GIP-B Holding (CHK), L.P., a Delaware limited partnership, GIP-C Holding (CHK), L.P., a Delaware limited partnership, the GIP II Funds and GIP II Eagle 4, L.P., a Delaware limited partnership (“GIP II-4”), entered into an Investor Rights Agreement dated June 15, 2012, pursuant to which Chesapeake has the right to appoint one member of the GP Board until the earlier of (i) the closing of the Second Transaction (as defined below), (ii) the termination of the Second Purchase Agreement (as defined below), (iii) the date on which Chesapeake and its affiliates own less than 5% of the outstanding common and subordinated units of the Issuer and (iv) June 15, 2015.

CMH is also a party to a Purchase Agreement dated as of June 7, 2012 (the “Second Purchase Agreement” and such transaction being the “Second Transaction”) with GIP II-4, pursuant to which CMH agreed to sell to GIP II-4, and GIP II-4 agreed to buy, for cash consideration of $1.0 billion, (i) 6,438,115 subordinated units of the Issuer (the “Second Closing Subordinated Units”) and (ii) 33,704,666 common units of the Issuer (the “Common Units” and together with the Second Closing Subordinated Units, the “Second Purchase Agreement Subject Interests”). Pursuant to the Second Purchase Agreement, CMH has agreed, until the closing of the Second Transaction or the termination of the Second Purchase Agreement, not to vote any of the Second Purchase Agreement Subject Interests in favor of any amendment to the Partnership Agreement of the Issuer, any amendment to the Limited Liability Company Agreement of CMV, any Merger or Plan of Conversion (as defined in the Partnership Agreement of the Issuer) or any election to dissolve the Issuer.

The closing of the Second Transaction is subject to certain conditions, including the execution of certain agreements necessary to consummate the sale of the Second Purchase Agreement Subject Interests and the satisfaction of certain financing requirements by GIP II-4. Upon the closing of the Second Transaction, Chesapeake will not be entitled to appoint any members of the GP Board and the Reporting Persons will have no further ownership interest in the Issuer.

Except as disclosed in the Schedule 13D as previously amended and herein, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in pertinent parts as follows:

(a) As a result of the sale of the First Closing Subordinated Units under the First Purchase Agreement, CMH owns 6,438,115 subordinated units representing limited partner interests in the Issuer (the “Subordinated Units”).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is amended to include the following: As disclosed pursuant to Item 4 of this Amendment No. 2, CMH is a party to the Second Purchase Agreement with GIP II-4 pursuant to which, subject to the conditions set forth therein, CMH will sell, and GIP II-4 will purchase, the Second Purchase Agreement Subject Interests.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

1.1	Purchase Agreement, dated June 7, 2012, by and among Chesapeake Midstream Holdings, L.L.C. and GIP II Eagle 1 Holding, L.P., GIP II Eagle 2 Holding, L.P. and GIP II Eagle 3 Holding, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K dated June 13, 2012 filed by Chesapeake Energy Corporation)

1.2	Purchase Agreement, dated June 7, 2012, by and among Chesapeake Midstream Holdings, L.L.C. and GIP II Eagle 4 Holding, L.P. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K dated June 13, 2012 filed by Chesapeake Energy Corporation)

1.3	Investor Rights Agreement by and among Chesapeake Midstream Ventures, L.L.C., Chesapeake Midstream Holdings, L.L.C., GIP-A Holding (CHK), L.P., GIP-B Holding (CHK), L.P., GIP-C Holding (CHK), L.P., GIP II Eagle 1 Holding, L.P., GIP II Eagle 2 Holding, L.P., GIP II Eagle 3 Holding, L.P. and GIP II Eagle 4 Holding, L.P., dated June 15, 2012

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D)

*         *         *

Each of the undersigned is responsible for the accuracy and completeness of the information in this Amendment No. 2 concerning itself, and is not responsible for the accuracy or completeness of the information in this Amendment No. 2 concerning any other signatories.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2012

Chesapeake Energy Corporation

By:	/s/ Jennifer M. Grigsby
Name:	Jennifer M. Grigsby
Title:	Senior Vice President, Treasurer and Corporate Secretary

Chesapeake Midstream Holdings, L.L.C.

By:	/s/ Jennifer M. Grigsby
Name:	Jennifer M. Grigsby
Title:	Senior Vice President, Treasurer and Corporate Secretary